UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date: July 26, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐

This Form 6-K consists of the media release of UBS AG, which appears immediately following this page.

Media Relations	Tel. +41-44-234 85 00
26 July 2011
Media Release
UBS second-quarter profit before tax CHF 1.7 billion; Group net new money CHF 8.7 billion; tier 1 capital ratio 18.1%.
UBS’s wealth management and retail and corporate businesses delivered improved profits despite increased risk aversion and lower client activity. The Investment Bank’s performance was impacted by declining client volumes and lower trading income especially in FICC.
New capital and regulatory requirements, combined with a weakening economic outlook, are likely to weigh on future returns, constraining growth prospects for the industry. While we believe we will deliver higher profitability, our target for pre-tax profit set in 2009 is unlikely to be achieved in the original timeframe of 3 to 5 years. Over the next 2 to 3 years, UBS will eliminate costs of CHF 1.5—2.0 billion, while remaining committed to investing in growth areas.
•	Pre-tax profit CHF 1.7 billion compared with CHF 2.2 billion in the previous quarter

•	Net profit attributable to UBS shareholders CHF 1.0 billion compared with CHF 1.8 billion; profit attributable to non-controlling interests CHF 263 million compared with CHF 2 million; diluted earnings per share CHF 0.26 compared with CHF 0.47; net tax expense CHF 377 million

•	Group revenues CHF 7.2 billion, down 14% due to lower client activity and currency movements

•	BIS tier 1 capital ratio strengthened further to 18.1% from 17.9% in the prior quarter

•	Invested assets CHF 2.1 trillion, down 6% quarter on quarter, primarily attributable to the strengthening of the Swiss franc and partially offset by net new money inflows

•	Group net new money of CHF 8.7 billion compared with CHF 22.3 billion in the first quarter

•	Wealth Management’s pre-tax profit up 4% to CHF 672 million quarter on quarter; gross margin on invested assets 97 basis points; net new money CHF 5.6 billion

•	Retail & Corporate’s pre-tax profit up 4% to CHF 421 million, mainly due to lower credit loss expenses and non-recurring revenue items

•	Wealth Management Americas’ pre-tax profit up by CHF 29 million to CHF 140 million; net new money CHF 2.6 billion

•	Global Asset Management’s pre-tax profit down 13% to CHF 108 million due to lower performance fees, and lower net management fees resulting from the impact of currency movements on invested assets; net new money CHF 1.1 billion

•	Investment Bank’s pre-tax profit CHF 376 million in the second quarter of 2011 compared with CHF 1,314 million in the second quarter of 2010; pre-tax profit excluding own credit CHF 401 million compared with CHF 719 million, reflecting lower revenues in all businesses
Zurich/Basel, 26 July 2011 — Commenting on UBS’s second quarter 2011 results, Group CEO Oswald J. Grübel said: “Banks’ returns have declined overall in the last 12 months, reflecting deleveraging and the actions being taken in advance of increased capital requirements. We are responding to this changed environment and the weakening economic outlook by adapting our business and increasing efficiency. While our target for pre-tax profit set in 2009 is unlikely to be achieved in the original timeframe, our strong competitive positioning and our capital strength give us confidence for the future.”

UBS AG, Media Relations, 26 July 2011	Page 1 of 7

Second-quarter net profit attributable to UBS shareholders CHF 1,015 million
UBS reports second-quarter net profit attributable to UBS shareholders of CHF 1,015 million compared with CHF 1,807 million in the first quarter of 2011. Lower revenues across most businesses were caused by the strengthening of the Swiss franc as well as lower trading income in the Investment Bank’s fixed income, currencies and commodities (FICC) business. This decline in revenues was only partially offset by lower Group personnel and general and administrative expenses. In the second quarter we had CHF 263 million net profit attributable to non-controlling interests (dividends on preferred securities) compared with CHF 2 million in the prior quarter.
Wealth Management’s pre-tax profit was CHF 672 million, up 4% from the previous quarter. Lower income due to lower invested asset levels and reduced client activity was more than offset by reduced operating expenses. Total operating income decreased 3% to CHF 1,867 million from CHF 1,928 million in the prior quarter, reflecting lower fee and net interest income. The gross margin on invested assets was 97 basis points compared with 98 basis points in the prior quarter, as revenues declined 3%, while average invested assets decreased 1%. Net new money was positive for the fourth consecutive quarter with net inflows of CHF 5.6 billion compared with net inflows of CHF 11.1 billion in the previous quarter. The business had continued net inflows in the Asia Pacific region and emerging markets, as well as globally from ultra high net worth clients. Our European onshore business reported continued net inflows, while our European cross-border business recorded net outflows mainly from the cross-border business related to neighboring countries of Switzerland. Invested assets were CHF 748 billion on 30 June 2011, a decrease of CHF 43 billion from 31 March 2011. This was mainly due to a decrease in the value of the US dollar and the euro against the Swiss franc.
Retail & Corporate’s pre-tax profit was CHF 421 million in the second quarter of 2011, up 4% from the previous quarter as operating income benefited from lower credit loss expenses and certain non-recurring revenue items. Total operating income was CHF 974 million, up 1% from the prior quarter, mainly reflecting lower credit loss expenses, income from a small divestment and higher dividends from participations. In the second quarter, credit losses declined to zero compared with a credit loss expense of CHF 7 million in the first quarter of 2011. Net fee and commission income of CHF 301 million was 2% higher, mainly reflecting pricing adjustments on selected products. Net trading income was CHF 78 million, almost unchanged from the previous quarter. Operating expenses decreased by CHF 10 million to CHF 552 million compared with the previous quarter.
Wealth Management Americas’ pre-tax profit improved to CHF 140 million in the second quarter of 2011 from CHF 111 million in the first quarter of 2011. Total operating income decreased 5% to CHF 1,284 million from CHF 1,347 million. In US dollar terms, operating income increased 4% due to improvements in fee and interest income, as well as higher realized gains on sales of securities held as available-for-sale. Second quarter net new money was CHF 2.6 billion compared with CHF 3.6 billion in the first quarter. Second quarter net new money was affected by annual client income tax payments, which contributed to a decline in net inflows among financial advisors employed with UBS for more than one year. Net recruiting of financial advisors was the primary driver of net new money in the second quarter. The gross margin on invested assets in Swiss franc terms declined 2 basis points to 76 basis points, reflecting a 5% decrease in income compared with a 3% decline in average invested assets. In US dollar terms, the gross margin on invested assets increased 2 basis points to 79 basis points, as a 4% increase in income exceeded a 2% increase in average invested assets. The increase reflected higher fee and interest income, partly offset by lower transactional and trading income. Total operating expenses decreased 7% to CHF 1,144 million from CHF 1,236 million. Excluding the impact of currency translation, operating expenses increased 1%.

UBS AG, Media Relations, 26 July 2011	Page 2 of 7

Global Asset Management’s pre-tax profit in the second quarter of 2011 was CHF 108 million, compared with CHF 124 million in the prior quarter. Total operating income was CHF 444 million compared with CHF 496 million, mainly due to lower performance fees in alternative and quantitative investments and lower net management fees resulting from a lower average invested asset base due to the strengthening of the Swiss franc. Net new money inflows from third parties were CHF 4.8 billion compared with CHF 5.8 billion — the sixth quarter in a row of positive third party inflows. These were partly offset by net outflows of CHF 3.7 billion from clients of UBS’s wealth management businesses compared with net outflows of CHF 0.2 billion. Total net new money inflows were CHF 1.1 billion compared with net inflows of CHF 5.6 billion. Excluding money market flows, net new money inflows were CHF 3.5 billion compared with net inflows of CHF 7.2 billion. The gross margin was 32 basis points compared with 35 basis points in the prior quarter, as a result of lower performance fees. Total operating expenses were CHF 337 million compared with CHF 373 million, with the strengthening of the Swiss franc contributing to a decrease across most expense lines.
The Investment Bank’s pre-tax profit was CHF 376 million in the second quarter of 2011 compared with CHF 1,314 million in the second quarter of 2010. The pre-tax profit excluding own credit was CHF 401 million compared with CHF 719 million in the second quarter of 2010, mainly reflecting lower revenues in all businesses. An own credit loss on financial liabilities designated at fair value of CHF 25 million was recorded in the second quarter of 2011, compared with an own credit gain of CHF 595 million in the second quarter of 2010. In investment banking, total revenues were CHF 410 million, compared with CHF 478 million in the year-earlier quarter. The combined advisory and capital markets revenues increased 10%. Securities revenues were CHF 2,204 million, down from CHF 3,068 million in the second quarter of 2010. Equities revenues decreased to CHF 1,054 million from CHF 1,365 million. FICC revenues were CHF 1,150 million, down from CHF 1,703 million, largely due to a decrease of CHF 435 million in other FICC revenues and the strengthening of the Swiss franc. Total operating expenses were CHF 2,229 million compared with CHF 2,788 million, partially due to the strengthening of the Swiss franc. Lower personnel expenses were due to reduced accruals for variable compensation.
The Corporate Center’s pre-tax result from continuing operations in the second quarter of 2011 was a loss of CHF 63 million. This compares with a profit of CHF 116 million in the previous quarter, mainly due to a lower valuation gain of CHF 13 million on our option to acquire the SNB StabFund’s equity compared with a gain of CHF 192 million in the prior quarter.
Results by reporting segment

							Performance before tax from
CHF million	Total operating income			Total operating expenses			continuing operations
For the quarter ended	30.6.11	31.3.11	% change	30.6.11	31.3.11	% change	30.6.11	31.3.11	% change

Wealth Management	1,867	1,928	(3)	1,194	1,283	(7)	672	645	4
Retail & Corporate	974	965	1	552	562	(2)	421	403	4
Wealth Management & Swiss Bank	2,840	2,893	(2)	1,747	1,844	(5)	1,094	1,049	4
Wealth Management Americas	1,284	1,347	(5)	1,144	1,236	(7)	140	111	26
Global Asset Management	444	496	(10)	337	373	(10)	108	124	(13)
Investment Bank	2,604	3,445	(24)	2,229	2,610	(15)	376	835	(55)
Corporate Center	(2)	163		61	46	33	(63)	116

UBS	7,171	8,344	(14)	5,516	6,110	(10)	1,654	2,235	(26)

UBS AG, Media Relations, 26 July 2011	Page 3 of 7

Capital position and balance sheet
The increase in our regulatory capital more than compensated for the increase in risk-weighted assets, improving our BIS tier 1 capital ratio to 18.1% on 30 June 2011 from 17.9% at the end of the previous quarter. Our BIS core tier 1 capital ratio increased to 16.1% from 15.6%. Our risk-weighted assets increased by CHF 2.9 billion to CHF 206.2 billion, while our balance sheet stood at CHF 1,237 billion, CHF 55 billion lower than on 31 March 2011.
Invested assets
Invested assets were CHF 2,069 billion, compared with CHF 2,198 billion as of 31 March 2011. This decline was primarily attributable to the strengthening of the Swiss franc, and was partially offset by net new money inflows. Of the invested assets, CHF 882 billion were attributable to Wealth Management & Swiss Bank (CHF 748 billion thereof attributable to Wealth Management and CHF 134 billion attributable to Retail & Corporate); CHF 650 billion were attributable to Wealth Management Americas; and CHF 536 billion were attributable to Global Asset Management.
Outlook — Current economic uncertainty shows little sign of abating. We therefore do not envisage material improvements in market conditions in the third quarter of 2011, particularly given the seasonal decline in activity levels traditionally associated with the summer holiday season, and expect these conditions to continue to constrain our results. In the second half of 2011, we may recognize deferred tax assets that could reduce our full-year effective tax rate. The levy imposed by the United Kingdom on bank liabilities, formally introduced just after the end of the second quarter, is expected to reduce the Investment Bank’s performance before tax by approximately CHF 100 million before the end of 2011. As a result of our intention to initiate cost reduction measures, it is likely that we will book significant restructuring charges later this year. Going forward, our solid capital position and financial stability as well as our sharpened focus on cost discipline will enable us to build further on the progress we have already made.

UBS AG, Media Relations, 26 July 2011	Page 4 of 7

UBS key figures

	As of or for the quarter ended			Year-to-date
CHF million, except where indicated	30.6.11	31.3.11	30.6.10	30.6.11	30.6.10

Group results
Operating income	7,171	8,344	9,185	15,515	18,195
Operating expenses	5,516	6,110	6,571	11,626	12,772
Operating profit from continuing operations before tax	1,654	2,235	2,614	3,889	5,424
Net profit attributable to UBS shareholders	1,015	1,807	2,005	2,822	4,207
Diluted earnings per share (CHF) [1]	0.26	0.47	0.52	0.73	1.10
Key performance indicators, balance sheet and capital management [2]
Performance
Return on equity (RoE) (%)				12.0	19.5
Return on risk-weighted assets, gross (%)				15.3	17.5
Return on assets, gross (%)				2.4	2.6
Growth
Net profit growth (%) [3]	(43.8)	8.7	(8.9)	(32.9)	N/A
Net new money (CHF billion) [4]	8.7	22.3	(4.7)	31.0	(22.7)
Efficiency

Cost / income ratio (%)	77.1	73.3	71.2	75.0	70.5

	As of
CHF million, except where indicated	30.6.11	31.3.11	31.12.10
Capital strength
BIS tier 1 ratio (%) [5]	18.1	17.9	17.8
FINMA leverage ratio (%) [5]	4.8	4.6	4.4
Balance sheet and capital management
Total assets	1,236,770	1,291,286	1,317,247
Equity attributable to UBS shareholders	47,263	46,695	46,820
Total book value per share (CHF)	12.54	12.28	12.35
Tangible book value per share (CHF)	10.19	9.74	9.76
BIS total ratio (%) [5]	19.5	19.4	20.4
BIS risk-weighted assets [5]	206,224	203,361	198,875
BIS tier 1 capital [5]	37,387	36,379	35,323

Additional information
Invested assets (CHF billion)	2,069	2,198	2,152
Personnel (full-time equivalents)	65,707	65,396	64,617
Market capitalization [6]	58,745	63,144	58,803

1	Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of the second quarter 2011 report.

2	For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.

3	Not meaningful if either the current period or the comparison period is a loss period.

4	Excludes interest and dividend income.

5	Refer to the “Capital management” section of the second quarter 2011 report.

6	Refer to the appendix “UBS registered shares” of the second quarter 2011 report.

UBS AG, Media Relations, 26 July 2011	Page 5 of 7

Income statement

	For the quarter ended			% change from		Year-to-date
CHF million, except per share data	30.6.11	31.3.11	30.6.10	1Q11	2Q10	30.6.11	30.6.10
Continuing operations
Interest income	4,880	4,578	4,864	7	0	9,457	9,661
Interest expense	(3,440)	(2,796)	(3,771)	23	(9)	(6,236)	(6,751)
Net interest income	1,440	1,781	1,093	(19)	32	3,221	2,911
Credit loss (expense) / recovery	16	3	(48)	433		19	68
Net interest income after credit loss expense	1,456	1,784	1,045	(18)	39	3,240	2,979
Net fee and commission income	3,879	4,240	4,366	(9)	(11)	8,119	8,738
Net trading income	1,724	2,203	3,450	(22)	(50)	3,928	5,818
Other income	112	117	324	(4)	(65)	228	660
Total operating income	7,171	8,344	9,185	(14)	(22)	15,515	18,195

Personnel expenses	3,925	4,407	4,645	(11)	(16)	8,332	9,166
General and administrative expenses	1,408	1,488	1,638	(5)	(14)	2,896	3,057
Depreciation of property and equipment	161	191	257	(16)	(37)	352	491
Amortization of intangible assets	22	24	31	(8)	(29)	46	58
Total operating expenses	5,516	6,110	6,571	(10)	(16)	11,626	12,772

Operating profit from continuing operations before tax	1,654	2,235	2,614	(26)	(37)	3,889	5,424
Tax expense / (benefits)	377	426	311	(12)	21	803	914

Net profit from continuing operations	1,277	1,809	2,303	(29)	(45)	3,086	4,509

Discontinued operations
Profit from discontinued operations before tax	0	0	0			0	2
Tax expense	0	0	0			0	0
Net profit from discontinued operations	0	0	0			0	2
Net profit	1,278	1,809	2,303	(29)	(45)	3,087	4,511

Net profit attributable to non-controlling interests	263	2	298		(12)	265	304
from continuing operations	262	2	298		(12)	264	303
from discontinued operations	0	0	0			0	1
Net profit attributable to UBS shareholders	1,015	1,807	2,005	(44)	(49)	2,822	4,207
from continuing operations	1,015	1,807	2,005	(44)	(49)	2,822	4,207
from discontinued operations	0	0	0			0	1

Earnings per share (CHF)
Basic earnings per share	0.27	0.48	0.53	(44)	(49)	0.74	1.11
from continuing operations	0.27	0.48	0.53	(44)	(49)	0.74	1.11
from discontinued operations	0.00	0.00	0.00			0.00	0.00
Diluted earnings per share	0.26	0.47	0.52	(45)	(50)	0.73	1.10
from continuing operations	0.26	0.47	0.52	(45)	(50)	0.73	1.10
from discontinued operations	0.00	0.00	0.00			0.00	0.00

UBS AG, Media Relations, 26 July 2011	Page 6 of 7

Media release available at www.ubs.com/media
Further information on UBS’s quarterly results is available at www.ubs.com/investors:
•	Second quarter 2011 financial report

•	Second quarter 2011 results slide presentation

•	Letter to shareholders (English, German, French and Italian)
Webcast: The results presentation, with Oswald J. Grübel, Group Chief Executive Officer, Tom Naratil, Group Chief Financial Officer, and Caroline Stewart, Global Head of Investor Relations, will be webcast live on www.ubs.com/media at the following time on 26 July 2011:
•	0900 CEST

•	0800 BST

•	0300 US EST
Webcast playback will be available from 1400 CEST on 26 July 2011.
UBS AG

Media contact
Switzerland:	+41-44-234-85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00
www.ubs.com
Cautionary Statement Regarding Forward-Looking Statements
This release contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including UBS’s financial report for the second quarter of 2011 and UBS’s Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.
Rounding
Numbers presented throughout this release may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG, Media Relations, 26 July 2011	Page 7 of 7

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: July 26, 2011